                            MERCURY FINANCE COMPANY
                                   EXHIBIT 11
                      COMPUTATION OF NET INCOME PER SHARE
                             PERIODS ENDED JUNE 30

Net income per share is computed by dividing net income by the total of the weighted average common shares and common stock equivalents outstanding during the period. Average common shares and common stock equivalents have been adjusted to reflect the four-for-three stock splits of Mercury Finance Company distributed to stockholders on December 28, 1989, October 31, 1990, June 10, 1991 and December 5, 1991, the two-for-one stock split distributed on June 19, 1992, the four-for-three stock split distributed on June 22, 1993 and the three-for-two stock split distributed on October 31, 1995.
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

                                                                      Three Months Ended              Six Months Ended
--------------------------------------------------------------        ------------------            --------------------
(In thousands except per share amounts)                               1998          1997            1998           1997
                                                                         (Unaudited)                     (Unaudited)
--------------------------------------------------------------        ------------------            --------------------
INCOME DATA:

     1.   Net income/(loss) Mercury Finance Company. . . . .          ($22,066)   ($8,369)          ($23,544)   ($41,537)

     2.   Weighted average common shares
          outstanding (adjusted for stock split) . . . . . .           177,901    177,901            177,901     177,884

     3.   Treasury stock . . . . . . . . . . . . . . . . . .            (5,403)    (5,403)            (5,403)     (5,403)

EFFECT OF COMMON STOCK EQUIVALENTS (C.S.E.):

     4.   Weighted average shares reserved for
          stock options. . . . . . . . . . . . . . . . . . .                 0          0                  0           0

NET INCOME PER COMMON SHARE:

     5.   Weighted average common share and
          common stock equivalents (line 2+3+4). . . . . . .           172,498    172,498            172,498     172,481

     6.   Mercury Finance Company
          net income/(loss) per share (line 1 DIVIDED BY line 5)        ($0.13)    ($0.05)            ($0.14)     ($0.24)

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In February, 1997, following the announcement of the discovery of accounting irregularities which caused the overstatement of the previously released earnings for 1995 and interim earnings for 1996, the market value of the Company's common stock was significantly reduced. Since the announcement, the market value of the common stock has not exceeded the exercise price of the stock options granted or regranted under the revised stock option program. As a result, the calculation of the common share equivalents becomes meaningless for the quarter ended June 30, 1998.


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